UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2025

Dr. Eli Hazum
Chief Executive Officer
Regentis Biomaterials Ltd.
60, Medinat Hyahudim
Hertzliya, Israel 4676652

**Re: Regentis Biomaterials Ltd.**
**Amendment No. 1 to Draft Registration Statement on Form F-1**
**Submitted January 27, 2025**
**CIK No. 0001912966**

Dear Dr. Eli Hazum:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2024 letter.

Draft Registration Statement on Form S-1 Submitted January 27, 2025

Capitalization, page 59

1. On pages 116 and F-15, you noted that, as of January 15, 2025 and January 24, 2025, respectively, the Company raised $250,000 under the Bridge Loans and the bridge loans will be repaid at the earlier of consummation of an initial public offering or on March 31, 2025. Please tell us your consideration of this repayment as a pro forma adjustment to the capitalization table.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Operating Results
Research and Development Expense, page 63

2. In your response to prior comment four, you stated that costs associated with regulatory compliance and patent expenses will be presented as part of general and administrative expenses in the future. In this regard, please confirm that you have not included these costs in Research and Development expense for the interim period ended June 30, 2024.

Notes to Financial Statements
Note 2 (d) - Basic and diluted loss per share, page F-8

3. We noted that you present 1,041,460 convertible preferred shares as outstanding in your basic earnings per share calculation for the six months ended June 30, 2024. Please support your accounting treatment, referencing relevant authoritative literature. In this regard, you reported net income for the period ended June 30, 2024. Please tell us your consideration of presenting diluted EPS for this period. In addition, please tell us your consideration of the potentially dilutive shares associated with the convertible notes.

Please contact Eric Atallah at 202-551-3663 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David A. Huberman, Esq.